WRITTEN STATEMENT OF
                          RIDGEWOOD ENERGY K FUND, LLC,
                        RIDGEWOOD ENERGY L FUND, LLC, and
                          RIDGEWOOD ENERGY M FUND, LLC

         In connection with the response of Ridgewood Energy K Fund, LLC, Ridgewood Energy L Fund, LLC, and Ridgewood Energy M Fund, LLC (collectively the "Funds"), to the letter from the Securities and Exchange Commission (the "Commission"), dated February 16, 2006, acknowledge as follows:

     o The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their amended registration statement on Form 10.

     o Comments from the Commission's staff or changes in the disclosures made on the amended registration statements in response to staff's comments do not foreclose the Commission from taking any action with respect to the filings.

     o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 10th day of March, 2006.

RIDGEWOOD ENERGY K FUND, LLC


By:/s/ Daniel V. Gulino
   ---------------------------------------------
Name: Daniel V. Gulino
Title: Senior Vice President and General Counsel


RIDGEWOOD ENERGY L FUND, LLC


By:/s/ Daniel V. Gulino
   ---------------------------------------------
Name: Daniel V. Gulino
Title: Senior Vice President and General Counsel


RIDGEWOOD ENERGY M FUND, LLC


By:/s/ Daniel V. Gulino
   ---------------------------------------------
Name: Daniel V. Gulino
Title: Senior Vice President and General Counsel